October 2, 2018

David Lazar
CEO and Chairman
Melt, Inc.
3445 Lawrence Ave.
Oceanside, NY 11572

       Re: Melt, Inc.
           Form 10-12G
           Filed August 13, 2018
           File No. 000-55978

Dear Mr. Lazar:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services
cc:    Matthew C. McMurdo, Esq.